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                                                      Pursuant to Rule 424(b)(1)
                                                      Registration No. 333-45192


PROSPECTUS SUPPLEMENT

We have completed the following puts under the August 15, 2000, Private Equity Line of Credit:

The first put was completed on October 17, 2000. We issued 351,773 shares of Common Stock and raised gross proceeds of $650,000. Net proceeds, after acquisition costs and finder's fees, were $632,000.

The second put was completed on December 12, 2000. We issued 436,092 shares of Common Stock and raised gross proceeds of $400,000. Net proceeds, after acquisition costs and finder's fees, were $389,475.

The third put was completed on January 10, 2001. We issued 966,990 shares of Common Stock and raised gross proceeds of $400,000. Net proceeds, after acquisition costs and finder's fees, were $389,450.